UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT

On August 18, 2026, Sagtec Global Limited (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that the closing bid price per share for its Class A Ordinary Shares, no par value per share (the “Class A Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Class A Ordinary Shares, and the Class A Ordinary Shares will continue to trade uninterrupted under the symbol “SAGT”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until February 16, 2027 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by February 16, 2027, the Company may be eligible for an additional one hundred eighty (180) calendar days’ grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to February 16, 2027, or the expiration of the second compliance period if granted. If Nasdaq determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for the additional compliance period, Nasdaq will provide notice that the Class A Ordinary Shares will be subject to delisting. The Company would have the right to appeal a determination to delist its Class A Ordinary Shares to a hearings panel.

On August 20, 2026, the Company issued a press release entitled “Sagtec Global Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency”. A copy of the press release is filed as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Press Release dated August 20, 2026, titled “Sagtec Global Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: August 20, 2026

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